Viisage Technology, Inc.

296 Concord Road

Third Floor

Billerica, MA 01821

July 27, 2006

Via EDGAR and Facsimile

Rebekah Toton, Esq.

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Re:	Viisage Technology, Inc. – Request for Acceleration of Effectiveness of
Registration Statement on Form S-4 (File No. 333-131843)

Dear Ms. Toton:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Viisage Technology, Inc. (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 (File No. 333-131843) be declared effective on July 27, 2006 at 2:00 PM Eastern Standard Time, or as soon as possible thereafter.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the above registration statement effective, it does not foreclose the Commission from taking any action with respect to such registration statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the above registration statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in such registration statement; and

•	the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (978) 932-2466 if you have any questions. Thank you for your assistance.

Very truly yours,

/s/ Elliot J. Mark

Elliot J. Mark

Senior Vice President and General Counsel